Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

July 14, 2006	direct dial 404 815 6587 direct fax 404 541 3186 REaddy@KilpatrickStockton.com

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Michael Moran, Accounting Branch Chief

Re:	Interface, Inc. Form 10-K for Fiscal Year Ended January 1, 2006 Filed March 17, 2006; Form 10-Q for Fiscal Quarter Ended April 2, 2006 Filed May 12, 2006; File No. 0-12016

Ladies and Gentlemen:

At the request and on behalf of our client, Interface, Inc., we hereby file on its behalf via EDGAR an amendment to the above-referenced Quarterly Report on Form 10-Q. The amendment includes the corrected certifying officers’ exhibits addressed in the comment letter dated June 30, 2006 from the Staff. As noted below in the response to the Staff’s comment number 11, we also are filing amendments to Interface’s Quarterly Reports on Form 10-Q for the quarterly periods ended July 3, 2005, and October 2, 2005, to make the same correction. A copy of this letter, along with three courtesy copies of the 10-Q amendments, are being sent to the Staff by overnight delivery.

We provide below additional responses to the Staff’s comments with respect to Interface’s Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2006, and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended April 2, 2006. As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments followed by our response. The attached “Addendum to Response Letter for Interface, Inc. To June 30, 2006 Comment Letter from the Staff” contains the exhibits to this response letter. Such exhibits are identified with numbers that correspond to the Staff’s comments to which they relate, rather than being numbered sequentially beginning with the number “1”.

Unless the context requires otherwise, references to we, our, us, Interface or the Company in the responses below refer to Interface, Inc. In addition, in the case of all responses to comments and the acknowledgements at the end of this letter, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Form 10-K for Fiscal Year Ended January 1, 2006
Item 8. Financial Statements and Supplementary Data, page 35
Consolidated Statements of Cash Flows, page 38

1.
Please confirm the presentation of cash flows used in or provided by discontinued operations does not combine all operating, investing and financing cash receipts and payments into one separate line item. If so, please revise the statements to conform to the disclosure requirements in SFAS No. 95 that all cash flows from discontinued operations be reported separately as they relate to operating, investing, or financing activities or integrate them within continuing operations. Please advise or revise both the annual and first interim period consolidated statements, as applicable. See Joel Levine’s speech at the 33rd AJCPA National Conference on Current SEC and PCAOB Developments at www.sec.gov and the transitional guidance in CPCAF Alerts 98 and 90 at http://www.aicpa.org/cpcaf/download/news/CPCAFAlert98_041906.pdf.

Response:

Our discontinued operations had no material cash flows from financing or investing activities during the covered time periods. (Please see the footnote entitled “Cash, Cash Equivalents and Short-Term Investments” on page 40 of our Annual Report on Form 10-K, and Note 11 of our Quarterly Report on Form 10-Q.) Accordingly, we did not make a separate line item presentation for those two cash flow items. The only material cash flows related to our discontinued operations during the covered time periods were from operating activities, which were reported as a separate line item pursuant to SFAS No. 95.

Rebates, page 40

2.	Please advise or expand your disclosure to state, if true, that when rebates can be reasonably estimated and are probable, you record a portion of the rebate. Reference is made to EITF 02-16.

Response:

In accordance with EITF 02-16, we record a portion of rebates when they can be reasonably estimated and are probable. In our next Annual Report on Form 10-K, we will revise our disclosure as reflected in Exhibit 2 hereto.

Borrowings, page 47

3.
Please tell us if each of the guarantees made by your subsidiaries is both full and unconditional. See Rule 3-10(f)(2) of Regulation S-X. If so, please revise your disclosure for the 7.3%, 9.5% and 10.375% notes, as applicable. Alternatively, if each of the subsidiary guarantees is not both full and unconditional, please tell us how you satisfy all of the criteria to include condensed consolidating financial information rather than the financial statements required by the rule cited above.

Response:

The guarantees are full and unconditional. In our next Annual Report on Form 10-K, we will revise our disclosure as reflected in Exhibit 3 hereto.

Discontinued Operations, page 60

4.
We note your discussion of the third quarter 2004 results in Form 8-K that states the driving force behind your decision to dispose of Resource was the need to stop the losses your business has realized over the past few years. Assuming this was the reason that carrying amounts were deemed unrecoverable; please tell us and expand your disclosure to clarify why your assessment of the indefinite life of goodwill and estimated useful lives of long-lived assets in earlier reporting periods did not provide sufficient evidence that impairment existed. Please describe the changes in events or circumstances that occurred and triggered the impairment of Resource dealers’ long-lived assets and goodwill. See paragraph 26 of SFAS 144. Tell us why the impairment event occurred at or after management’s formal commitment to sell Resource dealers businesses including the results of your assessments in prior fiscal quarters and why you concluded that impairment did not exist prior to your commitment to dispose of the Resource segment.

Response:

During the years 2001-2003, we completed a number of restructuring activities within the Re:Source business that were designed to reduce its cost structure and strengthen its cash flow position. (Please see pages 23-24 and 57-61 of our Annual Report on Form 10-K for the fiscal year ended December 28, 2003, for a discussion of these activities.) As disclosed at that time, we expected our restructuring activities to yield substantial annual cost savings. During that same time period, in connection with our adoption of SFAS No. 142 in 2002, we recorded a charge of $55.4 million for goodwill impairment - $23.4 million of which related to our Re:Source business. As of the time of our annual goodwill impairment test during the fourth quarter of 2003, based on the strategic plan and forecasts for the Re:Source business, which, at that time, reflected valuation of the operations in excess of their carrying value (despite a history of losses), we concluded that there was no further impairment of the goodwill or long-lived assets of our

Re:Source operations. Our conclusion was also based, in part, on our belief that the rebound of the corporate office market for commercial interior products would lead to a significant turnaround in the flooring services market, as we had started to see increases in our other business segments, particularly in the modular carpet segment. Unfortunately, during 2004, the actual performance of the Re:Source operations did not meet our expectations, and the goals of our restructuring initiatives related to the operations were not achieved. The failure of the operations to rebound given the turnaround seen in our other operations was determined to be a “significant adverse change in the business climate”, which is a triggering event for a goodwill impairment analysis as described in paragraph 28 of SFAS No. 142, as well as a triggering event for long-lived assets impairment analysis as described in paragraph 8 of SFAS No. 144. As a result, we performed the required impairment tests and determined that, as of third quarter 2004, the carrying value of the goodwill and long-lived assets of Re:Source was too high in relation to its estimated fair value, and accordingly concluded that impairment was necessary. While that determination led to our reflecting an impairment in our financial statements in that period, we do not believe it altered the basis for our determination in prior periods that no impairment event had occurred.

5.	Please tell us and disclose the dates that you sold or closed each of the 15 Resource dealer businesses with respect to the disposed business segment.

Response:

Please see the table below for the dates we sold or closed each of our 15 Re:Source dealer businesses. For businesses that were closed, the shut downs generally occurred over a few months, as work in progress was completed or otherwise addressed, and thus we provide below a general timeframe when the substantial portion of closure activities occurred. None of the individual transactions listed below was material.

Dealer	Disposition	Closing Date

Re:Source Minnesota, Inc.	Asset Sale	8/20/04
Re:Source Colorado, Inc.	Stock Sale	9/1/04
Flooring Consultants, Inc.	Asset Sale	9/17/04
Re:Source New Jersey, Inc.	Stock Sale	12/9/04
Architectural Floors, Inc.	Stock Sale	12/17/04
Superior/Reiser Flooring Resources, Inc.	Asset Sale	2/28/05
Re:Source North Carolina, Inc.	Asset Sale	3/21/05
Re:Source South Florida, Inc.	Stock Sale	6/29/05
Carpet Services of Tampa, Inc.	Stock Sale	7/28/05

Re:Source Southern California, Inc.	Shut Down	Q4 2004
Re:Source Washington, D.C., Inc.	Shut Down	Q4 2004
Re:Source New York, Inc.	Shut Down	Q1 2005
Southern Contract Systems, Inc.	Shut Down	Q2 2005
Re:Source Oregon, Inc.	Shut Down	Q2 2005
Quaker City International, Inc.	Shut Down	Q2 2005

The status of our sale and closure of the fifteen Re:Source dealers was disclosed consistently in our periodic reports. For example, please see page 53 of our Annual Report on Form 10-K for the fiscal year ended January 2, 2005, where we stated that we had sold five dealer businesses and had initiated closure of five others. Please also see page 60 of our Annual Report on Form 10-K for the fiscal year ended January 1, 2006, where we stated that we had sold nine dealer businesses and had closed six others.

Segment Disclosures, page 68

6.
Please supplement your segment disclosure to include the restructuring costs for each reportable segment, by activity, expected to be incurred in the period, incurred during the period and cumulative amounts, net of adjustments to date. See paragraph 20(d) of SFAS No. 146.

Response:

As of the end of fiscal year 2005, the total balance of our restructuring accrual was less than $0.3 million, which we concluded to be immaterial. We incurred no restructuring charges during 2004 or 2005, and the $6.2 million restructuring charge in 2003 represented only a carry-over amount related to our 2002 restructuring plan. In the footnote entitled “Restructuring Charges” on page 56 of our Annual Report on Form 10-K for the fiscal year ended January 1, 2006, we included a narrative description of this charge and the operations to which it related, as well as a tabular presentation of all activity and cumulative amounts by geographic location. Given these disclosures, we did not include restructuring disclosures in the segment information footnote because we determined that adequate disclosure of the restructuring charge in relation to its relatively small size existed elsewhere in our Annual Report on Form 10-K.

In future filings, with respect to our restructuring charge incurred in the first quarter of 2006, we will revise our disclosure as reflected in Exhibit 6 hereto.

Form 10-Q for Fiscal Quarter Ended April 2, 2006
Consolidated Condensed Financial Statements of Operations, page 4

7.
We note you disclose the company performs its annual goodwill impairment test in the fourth quarter. Please tell us why you recorded impairment charges for Resource in the third quarter 2004 and for the European fabric division in the first quarter of 2006 and how the charges are connected with the annual impairment tests performed in the fourth quarter of 2004 and 2005, respectively. Please tell us if the impairments were the result of tests performed in between annual tests or the results of your annual tests. If the impairment for the European fabric division is the result of your 2005 annual test, please tell us why the results were not recorded in your 2005 annual financial statements. Alternatively, please tell us what triggering event occurred after year end which did not exist prior to the issuance of your financial statements. See paragraph 8 of SFAS No. 142. Also tell us why you have not named the outside consultant nor included a consent for the preparation of a valuation report. See Rule 436 of Regulation C.

Response:

2004 Impairment

Please see the response to comment number 4 above for information regarding the 2004 impairment.

2006 Impairment

Using the information and projections of future performance for our Fabrics reporting unit that were available to us at that time, we performed our annual goodwill impairment evaluation as of the beginning of the fourth quarter of 2005. (The European fabrics division was a component of the Fabrics reporting unit.) No impairment of the Fabrics reporting unit was indicated at that time. Over the ensuing months, negotiations for the sale of our European fabrics division progressed slowly. It was not until the week of April 17-21, 2006, when our senior management traveled to the United Kingdom and held meetings with the potential purchaser of the business to resolve a large number of material issues, that the sale became “more likely than not”. We did not believe the sale was “more likely than not” prior to these meetings, and the operations were not being actively marketed at that time, nor had management committed to any plan to dispose of the operations. Paragraph 28 of SFAS No. 142 requires that an interim goodwill impairment test be performed in the event of a “more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of.” Upon the occurrence of this triggering event during the week of April 17-21, 2006, management performed an interim goodwill impairment test and determined that impairment existed based upon paragraph 39 of SFAS No. 142. We determined that this triggering event and impairment constituted a “Type One” subsequent event as defined in generally accepted auditing standards, and appropriately recorded the impairment charge in the first quarter of 2006.

With respect to the Staff’s comment regarding the valuation consultant, we noted on page 20 of our Annual Report on Form 10-K that we “used an outside consultant to help prepare valuations of our reporting units.” We have neither quoted nor summarized any portion of the report or opinion of the consultant, nor have we included a statement in any filing that the disclosed information has been reviewed or passed upon by such consultant. Accordingly, as the Staff notes, we do not identify the consultant by name (and do not believe such identification is required when there is no such quotes, summary or statement), and we do not believe a consent is necessary in such a context in either our Annual Report on Form 10-K or our Quarterly Report on Form 10-Q.

8.
Please tell us and disclose how you determined the proposed sales price represents potential fair value when transactions between related parties are generally not arms length. In this regard, we note the division was sold to management. Also disclose the facts and circumstances leading to the impairment and when management committed to the sale. See paragraph 26 of SFAS 144.

Response:

We do not believe the sale of the European fabrics division constituted a related party transaction as described in Item 404 of Regulation S-K because the transaction did not involve (1) any of our directors or executive officers, (2) any nominee for election as a director, (3) any security holder known to us to own of record or beneficially more than five percent of any class of our voting securities, or (4) any member of the immediate family of any of the foregoing persons. Further, we do not believe the sale constituted a related party transaction under SFAS No. 57 because the purchaser did not meet any part of the definition of “related parties” contained therein. The purchaser was an entity formed by the local management of the European fabrics division with a financial backer, Bank of Scotland. The local management had no responsibilities outside of the European fabrics division, and reported to the management of the Fabrics business segment, and thus they were not (and have never been treated or identified as) part of “management” of the registrant, Interface, Inc. Based on our knowledge of the industry and experience in similar transactions with third parties, we are comfortable that the purchase price was fair and reasonable, and was negotiated on an arms’-length basis.

Please see the response to comment number 7 above for the facts and circumstances leading to the impairment charge. Management committed to the sale of the Camborne operations on April 21, 2006.

9.	We do not note that an Item 2.05 Form 8-K was filed in conjunction with your disposal of the European fabrics division. If not, please advise or file the report.

Response:

An Item 2.05 Form 8-K was not filed because we concluded that the sale of our European fabrics division did not constitute an “exit activity” or a “disposal activity” (each as defined in SFAS No. 146), nor did we otherwise enter into a plan of termination described in paragraph 8 of SFAS No. 146. There were no material exit costs for one-time termination benefits, contract terminations or other associated activities related to the sale. The only material charge incurred in connection with the sale was for goodwill impairment, which we properly disclosed under Item 2.06 of our Form 8-K filed on April 26, 2006. Please note that our Item 2.06 disclosure contains all of the information that we otherwise would have disclosed under Item 2.05, if such disclosure had been required.

Note 9-Restructuring, page 13

10.	Please advise or revise your quarterly filing to include the disclosure requirements in paragraph 20 of SFAS No. 146.

Response:

We believe that, given the timing of the adoption of the restructuring plan, our footnote disclosure adequately addresses the requirements of paragraph 20 of SFAS No. 146. With regard to the restructuring plan initiated during the first quarter of 2006, as disclosed in Note 9 of our Quarterly Report on Form 10-Q, there were no payments or other activities in connection with the plan in the first quarter, other than (1) the establishment of the liability upon commitment to the plan, and (2) recognition of the asset impairment. As required by SFAS No. 146, the amounts shown in our footnote include the balance of the liability related to the plan as well as the total amounts expected to be incurred. (We do not anticipate any additional expenses related to this restructuring plan in any period after the first quarter of 2006.) These amounts disclosed in our footnote also represent the total amounts incurred to date, as the plan was initiated in the first quarter of 2006. As stated in Note 9, the total liability with regard to restructuring activities is approximately $1.3 million. We made no payments under the plan through the end of the first quarter of 2006. The restructuring expense of $3.3 million is a separate line item on the Company’s Consolidated Condensed Statement of Operations. Further, the restructuring charges incurred during the first quarter of 2006 were entirely within our Fabrics business segment.

When and as we pay restructuring costs in the second and subsequent quarters of 2006, the footnote will be expanded to show the restructuring activities as compared to these accruals by type. As indicated in our Quarterly Report on Form 10-Q, the restructuring plan is expected to be completed by the end of 2006.

Exhibits 31.1 and 31.2

11.
Please advise or revise both of the certifying officers’ exhibits in this quarterly report to include the internal control over financial reporting language exactly as it is presented in paragraphs 4. and 4.b of the example certification. See the instructions to the exhibit table of Item 601(b)(31) of Regulation S-K.

Response:

The exhibits have been revised and filed in an amended Quarterly Report on Form 10-Q. We also have amended our Quarterly Reports on Form 10-Q for the quarterly periods ended July 3, 2005, and October 2, 2005, which also inadvertently contained the prior form of certifying officers’ exhibit that did not include the internal control over financial reporting language.

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any questions regarding the 10-Q amendments and the responses made in this letter to the undersigned at (404) 815-6587 or to James Stevens of this firm at (404) 815-6270.

Thank you very much for your assistance and prompt attention to this matter.

Very truly yours,

/s/ W. Randy Eaddy

W. Randy Eaddy

Enclosures

cc:
Mr. Daniel T. Hendrix
President and Chief Executive Officer
Interface, Inc.

Mr. Raymond S. Willoch
Senior Vice President - Administration,
   General Counsel and Secretary
Interface, Inc.

Mr. James W. Stevens
Kilpatrick Stockton LLP

Addendum to Response Letter for Interface, Inc.
To June 30, 2006 Comment Letter from the Staff

Exhibit 2

The following is an excerpt from the footnote “Summary of Significant Accounting Policies” under the heading “Rebates” on page 40 of our Annual Report on Form 10-K. The language to be added is in italics and underlined:

“When rebates can be reasonably estimated, and are considered probable, the Company records a portion of the rebate as the Company makes progress towards the purchase threshold.”

Exhibit 3

The following is an excerpt from the footnote “Borrowings” on pages 48 and 49 of our Annual Report on Form 10-K. The language to be added is in italics and underlined:

“9.5% Senior Subordinated Notes

On February 4, 2004, the Company completed a private offering of $135 million in 9.5% Senior Subordinated Notes due 2014. Interest on these Notes is payable semi-annually on February 1 and August 1 beginning August 1, 2004. Proceeds from the issuance of these Notes were used to redeem in full the Company’s previously outstanding 9.5% Senior Subordinated Notes due 2005 and to reduce borrowings under the Company’s revolving credit facility.

These notes are guaranteed, fully, unconditionally and jointly and severally, on an unsecured senior subordinated basis by certain of the Company’s domestic subsidiaries. Prior to February 1, 2007, the Company may redeem up to 35% of the original aggregate principal amount of the notes at a redemption price equal to 109.5% of their principal amount, plus accrued interest, with the cash proceeds from certain kinds of equity offerings. In addition, the notes will become redeemable for cash after February 1, 2009 at the Company’s option, in whole or in part, initially at a redemption price equal to 104.75% of the principal amount, declining to 100% of the principal amount on February 1, 2012, plus accrued interest thereon to the date fixed for redemption. As of both January 1, 2006 and January 2, 2005, the Company had outstanding $135 million of 9.5% Senior Subordinated Notes due 2014. At January 1, 2006 and January 2, 2005, the estimated fair value these notes, based on then current market prices, was approximately $133.7 million and $147.5 million, respectively.

10.375% Senior Notes

On January 17, 2002, the Company completed a private offering of $175 million in 10.375% Senior Notes due 2010. Interest is payable semi-annually on February 1 and August 1 beginning August 1, 2002. Proceeds from the issuance of these Notes were used to pay down the revolving credit facility.

The notes are guaranteed, fully, unconditionally and jointly and severally, on an unsecured senior basis by certain of the Company’s domestic subsidiaries. As of both January 1, 2006 and January 2, 2005, the Company had outstanding $175 million in 10.375% Senior Notes. At January 1, 2006 and January 2, 2005, the estimated fair value of these notes based on then current market prices was approximately $189.0 million and $201.3 million, respectively.

7.3% Senior Notes

As of January 1, 2006 and January 2, 2005, the Company had outstanding $148 million and $150 million in 7.3% Senior Notes due 2008, respectively. Interest is payable semi-annually on April 1 and October 1 beginning on October 1, 1998.

The notes are unsecured and are guaranteed, fully, unconditionally and jointly and severally, by certain of the Company’s domestic subsidiaries. The notes are redeemable, in whole or in part, at the option of the Company, at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present value of the remaining scheduled payments, discounted on a semi-annual basis at the treasury rate plus 50 basis points, plus, in the case of each of (i) and (ii) above, accrued interest to the date of redemption. At January 1, 2006 and January 2, 2005, the estimated fair value of these notes based on then current market prices was approximately $ 151.5 million and $153.4 million, respectively.”

The following is an excerpt from the footnote “Supplemental Guarantor Condensed Consolidating Financial Statements” on page 72 of our Annual Report on Form 10-K. The language to be added is in italics and underlined:

“The ‘guarantor subsidiaries,’ which consist of the Company’s principal domestic subsidiaries, are guarantors of the Company’s 10.375% senior notes due 2010, its 7.3% notes due 2008, and its 9.5% senior subordinated notes due 2014. These guarantees are full and unconditional. The Supplemental Guarantor Financial Statements are presented herein pursuant to requirements of the commission.”

Exhibit 6

Segment disclosures will be expanded in subsequent filings with respect to any restructuring plans undertaken. The following shows how the additional disclosure would have appeared in our Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2006:

“Restructuring Activities
The below table details the restructuring activities undertaken in the first quarter of 2006. There were no restructuring activities in the corresponding period of 2005.

Three Months ended April 2, 2006	Modular Carpet	Bentley Prince Street	Fabrics Group	Specialty Products	Total
Total amounts expected to be incurred	-	-	3,260	-	3,260
Cumulative amounts incurred to date	-	-	3,260	-	3,260
Total amounts incurred in the period	-	-	3,260	-	3,260